NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

April 23, 2007

(No. 2007-04-08)

Contact:

Investor Relations

Phone (604) 684-2181

News Release

Vancouver, BC – April 23, 2007 - Northern Canadian Uranium Inc. (“the Company”) (TSX.V: NCA) announces that Ms. Debbie Lew has been appointed as corporate secretary of the Company in place of Mr. Peeyush Varshney who resigned as corporate secretary.

Northern Canadian Uranium Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS

NORTHERN CANADIAN URANIUM INC.

“Praveen Varshney”

Praveen Varshney

Director